UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

100 King Street W, Suite 1600

Toronto, Ontario M5X 1G5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒   Form 20-F          ☐   Form 40-F

On April 10, 2025, the Board of Directors of Akanda Corp. (the “Company”), increased the size of its Board and appointed Usama Chaudhry to fill the vacancy. The Company’s Board of Directors has determined that Mr. Chaudhry meets the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Securities Exchange Act of 1934, as amended. The Company expects that Mr. Chaudhry will be appointed to the Audit Committee of the Board of Directors of the Company.

Mr. Chaudhry, age 34, is a seasoned executive with a broad expertise in corporate management, currently serving on several public company boards. He is the principal of Chaudhry U Consulting Inc., since 2016, and he has been the CFO and a director of Peakbirch Logic since June 2019, of EGF Theramed Health Corp. (OTCPink: EVAHF) since February 2020 and of Global Health Clinics Ltd. (OTCPink: LRSNF) since January 2020. He was the CFO of Virpax Pharmaceuticals, Inc. (OTCPink:VRPX) from November 2024 to April 2025. He is also a director of Binovi Technologies Corp. (OTC Expert Market: BNVIF) and Vantex Resources Ltd. (OTCPink: VANTF). His specialty areas encompass corporate development, investor relations, financial reporting, and corporate governance. He excels at aligning strategic objectives with rigorous cost control measures to enhance organizational performance. Mr. Chaudhry earned his Bachelor of Commerce degree, majoring in accounting, from the University of Northern British Columbia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: April 18, 2025	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director